Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp. For Immediate Release	April 1, 2014 NR#14-04

MAG SILVER REPORTS 2013 ANNUAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) announces the Company’s audited consolidated financial results for the year ended December 31, 2013.  For complete details of the annual financial statements and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  All amounts herein are reported in United States dollars unless otherwise specified.

2013 FINANCIAL PERFORMANCE

At December 31, 2013, the Company had working capital of $25,970,215 (compared to $40,492,095 at December 31, 2012), including cash of $25,050,948 (compared to $40,621,158 at December 31, 2012).  The Company currently has sufficient working capital to maintain all of its properties and currently planned programs extending beyond the next 12 months.  The primary use of cash during the year ended December 31, 2013 was on the Juanicipio property, where the Company expended on its own account and through advances to Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) $5,166,251 (December 31, 2012: $4,577,611).  The Company also incurred other exploration and evaluation expenditures on its other properties totaling $4,563,343 (December 31, 2012: $11,981,221).

The Company’s net loss for the year ended December 31, 2013 amounted to $29,371,353 (or $0.49 per share) as compared to $12,314,322 (or $0.22 per share) in 2012.  The increased net loss in 2013 is primarily due to the write off of non-core exploration and evaluation costs during the year ended December 31, 2013 of $16,998,885 (December 31, 2012: 3,364,479).  With the desire to focus on and preserve cash for its core projects, the Lagartos claims totaling $12,642,486 were written off (including $8,576,602 in the three months ended December 31, 2013), along with the 100% owned Lorena and Nuevo Mundo claims totaling $2,719,689, and the Mojina earn in option agreement was terminated and $1,636,710 written off.

During the year ended December 31, 2013, the Company also recorded $3,014,711 (December 31, 2012: $3,409,001) of share based payment expense (a non-cash item) relating to stock options both granted and vesting to employees and consultants in the period. The fair value of all share-based payment compensation is estimated using the Black-Scholes-Merton option valuation model.

In addition, during the year ended December 31, 2013, the Company recorded a non-cash deferred tax expense of $4,234,722 (December 31, 2012: tax recovery of $840,052) related to the Cinco de Mayo, Batopilas, Guigui, and Salamandra exploration projects.  The Mexican government enacted a tax reform on December 11, 2013, and introduced a 7.5% mining royalty effective January 1, 2014.  As a result, the Company recorded a deferred tax expense relating to the initial recognition impact of the mining royalty. The deferred tax expense is a non-cash item, and will only be realized once these exploration properties are developed and in production. The Company also recorded its 44% share of the equivalent deferred tax expense applicable to Minera Juanicipio as an Equity Pick Up from Associate, amounting to $1,534,769.

Shareholders may receive, upon request and free of charge, a hard copy of the Audited Financial Statements. The Company’s 40-F has also been filed with the United States Securities and Exchange Commission.

Project Updates

At Minera Juanicipio, the proposed 2014 development budget is $11.4 million (MAG’s 44% share is $5 million), and is designated primarily for the ramp advancement and some detailed engineering.  Subsequent to year end, in mid-March, the contractor hired by Fresnillo to construct the ramp decline on behalf of Minera Juanicipio received its full explosives permit from the Mexican Ministry of Defense.  Development of the Juanicipio ramp decline is now advancing with conventional drill and blast cycles as well as with the continuous miner. In addition to the Juanicipio development, exploration work is also planned to seek new veins and trace structures and veins in neighbouring parts of the district onto the Minera Juanicipio joint venture ground. The proposed 2014 exploration budget for Minera Juanicipio is US$3.6 million (MAG’s 44% share is US$1.6 million).

No active exploration is currently being undertaken on the Cinco de Mayo property, as the Company remains in the process of negotiating a renewed surface access agreement with the local Ejido.  The overall timeline to successful resolution and renewed surface access is not determinable at this time, and will depend upon various factors including but not limited to: the ability of the Company to arrive at a settlement agreement that would be fully supported by the majority of the Ejido; and, the ability of the Ejido to conduct a properly constituted Assembly meeting, with quorum, and favourable outcome.

At Salamadra, where the Company has an option to earn up to 70% of property, the system remains open in all directions and the drilling program is currently operating with two diamond drill rigs. The Company continues to delineate the system, while fleshing out the best intercepts from the initial drill program.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State. MAG and Fresnillo plc are jointly developing the Valdecañas Vein and delineating the Desprendido and Juanicipio discoveries on the Juanicipio Joint Venture in Zacatecas State. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html